Mail Stop 0407

      April 28, 2005


David F. Carney
Chairman of the Board and CEO
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, NJ 07052

	Re:	Lincoln Educational Services Corporation
		Form S-1
		Filed March 29, 2005
		File No. 333-123644

Dear Mr. Carney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We encourage you to file all exhibits with the next amendment to your Form S-1 or otherwise furnish us drafts of the legality opinion and the underwriting agreement. We may have additional comments upon review of those documents.
2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
3. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item
VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance`s "Current Issues and Rulemaking Projects Outline."

4. We note the growth estimate data and other figures cited throughout the document, such as those provided by the U.S. Departments of Education and Labor. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Also provide factual support for your assertion that you are a "leading" for-profit provider of career-oriented post-secondary education based on total enrollment and number of graduates.
5. Please amend the signature page of the registration statement to include the signature of the person acting in the capacity of your controller or principal accounting officer.

Inside front cover, page i
6. Limit the inside cover page to the information required by Item 502 of Regulation S-K by repositioning the paragraph relating to your trademarks to another location in the registration statement.

Prospectus Summary, page 1
7. Please delete the second sentence of the italicized introductory paragraph. In this regard, the second sentence is not necessary because a summary, by its nature, does not contain all the information.
8. Revise your disclosure throughout to remove unnecessary defined terms. In this regard, please delete the fourth sentence of the introductory paragraph on page 1. Once you make your disclosure clear from the context, you will not need to define terms such as "Lincoln," "we," "our" "Us," and "the Company."
9. Please revise to clearly explain the meaning of the terms "allied health" and "the Electronic System Technology program" the first time they appear on pages 1 and 2. For instance, you can clarify that "allied health" includes instruction to become a medical assistant or a pharmacy technician.
10. Revise the prospectus summary and risk factors section to remove the use of unnecessary acronyms such as "LTI," "NADC," "DADC," "CEI,"
"NETI," "LESC," "HEA," "ACCSCT," "TPPPA," and "ACICSC" since their meanings are unclear without the benefit of an explanation. See Securities Act Rule 421(b). In addition, please consider deleting other unnecessary abbreviations appearing throughout the remainder of the prospectus.
11. Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material to merit inclusion in the summary. For example, consider eliminating or substantially reducing the extensive discussion of your market opportunity, business strengths and strategy, which is more appropriate for your business section. Also consider reducing the description of the company to one or two paragraphs summarizing your business operations.
12. As part of your revisions, ensure your summary disclosure provides a balanced picture of your operations and financial condition, including a brief discussion of the following:

* the fact that you operate in a highly regulated industry;
* your heavy reliance on Title IV funds, the numerous conditions placed on your ability to participate in Title IV programs, and how you have not fulfilled some of those conditions; and
* your receipt of a financial responsibility composite score of less than 1.0 and the placement of your institutions on "Heightened Cash
Monitoring, Type 1 status."

Market Opportunity, page 2
13. It appears that "career-oriented for-profit post-secondary education" is a part of the more general "for-profit post-secondary education" sector, which in turn is part of the broader market for "post-secondary education." As a result, revise to clarify that expenditures on and enrollment in post-secondary education generally does not necessarily reveal the market opportunity for your educational services. In addition, include a statement that you cannot provide any assurance that you will benefit from the projected growth discussed in this section.
14. We note your citation to a Labor Department estimate that "there will be approximately 1.7 million job openings each year from 2000 to
2010 in careers related to the areas of study we offer" (emphasis added). Please revise to identify the specific careers in which there will be an estimated 1.7 million job openings per year, and how those careers are related to the areas of study you offer.

Risk Factors, page 9
15. Please revise your risk factor captions to clearly convey the specific risk to investors. For example:
* the risk factor caption "If we or our eligible institutions do not meet the financial responsibility standards..." does not convey the fact that your company did not comply with the financial responsibility standards;
* the caption "We are subject to sanctions if we fail to correctly calculate and timely return Title IV Program funds..." does not indicate the potential impact those sanctions may have on your business or financial condition; and
* the caption "Regulatory agencies or third parties may conduct compliance reviews..." merely states a fact about you and does not convey the potential adverse effect on you.
16. Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be adversely affected or be harmed. This does not represent meaningful disclosure. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.
17. Provide only that amount of detail necessary to understand the risk faced by investors. In this regard, the amount of detail that you provide in several of your risk factors overwhelms the risk you are trying to convey. See, for example, the first two risk factors.
In the first risk factor, can you do without the bullet point list of requirements that you discuss in further detail in subsequent risk factors? Is it necessary to provide such detailed information about the three financial ratios and the calculation of the composite score to convey the risk presented in the second risk factor? Move extraneous information and background to your business or MD&A sections, as appropriate.
18. Please remove any mitigating language from your risk factors. See, for example:

* "Although no assurance can be given, we do not believe that the actions of the DOE specified above will have a material effect..." under the heading "If we or our eligible institutions do not meet the financial responsibility standards..." (though you should consider discussing the anticipated effect of the DOE actions on your financial position in your MD&A); and
* "Our other institutions were not required to submit a letter of credit..." under the heading "We are subject to sanctions if we fail to correctly calculate...."

If we or our eligible institutions do not meet the financial responsibility..., page 10
19. Please revise this risk factor to explain the significance to investors of your being placed on "Heightened Cash Monitoring, Type 1 status." Is there a risk that your business might be limited by the requirement to notify the Department of Education of "certain enumerated oversight and financial events"? Or is there a risk that you will have to post additional letters of credit or will not be eligible to participate in Title IV programs if you continue to fail to meet the financial responsibility standards?
20. In an appropriate location in the prospectus, discuss whether or not the Department of Education has calculated your financial responsibility score for the December 31, 2003 fiscal year end, and if so, the score you received. In addition, consider explaining in your MD&A the basis for your belief that the actions taken by the Department of Education in response to your financial responsibility score will not have a material effect on your financial position or results of operations. Also indicate whether or not the receipt of a score below 1.0 is or is likely to be a default under your new credit agreement.

Our institutions may lose eligibility to participate in Title IV Programs..., page 12
21. It appears that you discuss multiple risks under this caption:
(1) risks related to deriving more than 90% of revenues from Title IV funds; and (2) risks related to student default rates exceeding a certain threshold. Please separate these risks into two appropriately-worded risk factor headings.

	If regulators do not approve or delay their approval..., page
13
22. Indicate whether this offering is conditioned upon the receipt of the confirmation from the Department of Education. If not, then discuss the potential risks if you proceed with the offering without such confirmation.

	Following the consummation of the offering, we do not anticipate..., page 21
23. Advise why you think the fact that you do not plan to pay dividends is a significant risk. If retained, provide more disclosure as to the reasons why you consider this a risk. Otherwise, delete the risk factor.

Anti-Takeover provisions in our certificate of incorporation..., page
21
24. Consider creating a separately captioned risk factor describing
Lincoln Educational`s power to issue preferred stock and how that preferred stock would affect common stockholders` voting rights, dividend rights, and rights to receive payment upon liquidation of your company, if material.

Our principal stockholder will continue to own..., page 21
25. Please revise this risk factor caption and discussion to clarify that your principal stockholder will have the ability to control substantially all matters requiring shareholder approval. Also address the fact that Stonington has representatives on the company`s board of directors and thus has an added ability to influence matters, such as executive compensation.

Use of Proceeds, page 24
26. To the extent possible, please revise to more specifically identify and quantify the amount of proceeds to be used for particular purposes. Do you intend to pay down the entire amount outstanding under your credit agreement? How much will be used to finance additional acquisitions as opposed to funding your capital expenditures such as the expansion of existing facilities? In addition, indicate whether you currently have any agreements or understandings to make any strategic acquisitions and, if so, provide the applicable information required by Instruction 6 to Item 504 of
Regulation S-K. Finally, disclose how you expect to allocate the net proceeds of the offering if the underwriters exercise their over-allotment option, to the extent practicable.

Dilution, page 26
27. Please quantify the further dilution to new investors that will occur assuming the exercise of all of your outstanding stock options.
Also quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 32
28. The Commission`s Interpretive Release no. 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, requires companies to identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. For example, consider expanding your discussion of any known trends or uncertainties that could materially affect your revenues in the future, such as the potential impact of losing your eligibility to participate in Title
IV programs as a result of not meeting the Department of Education`s financial responsibility standards. As another example, address the estimated increase to your general and administrative expenses associated with the costs related to being a public company and how you intend to pay for the expenses, if material.

      Critical Accounting Policies and Estimates, page 35

      Revenue recognition, page 35
29. Tell us what you mean by the "length of the applicable program."
Also tell us if there are any internships or externships that are required after the period of the applicable programs and if those required internships or externships are included in the period over which you recognize revenue.
      Allowance for uncollectible accounts, page 36
30. Please provide quantitative disclosure on what impact a change in your estimates for allowance for doubtful accounts could have on your results of operations. Refer to Section V of Release no. 33-8350.


      Goodwill, page 36
31. Revise your disclosure regarding goodwill to disclose the estimates and assumptions used to determine the fair value of goodwill and provide a sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to Release no. 33-8350.

      Liquidity and Capital Resources, page 40
32. We note your belief that you will be able to meet your anticipated cash needs "for the foreseeable future." Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C.
of Release no. 33-6835 and footnote 43 of Release no. 33-8350. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.
33. Also address the anticipated impact on your plans as a result of the capital expenditure covenant limits contained in your new credit agreement.

      Operating Activities, page 40
34. Disclose the impact that the Department of Education`s "Heightened Cash Monitoring, Type 1 status," as discussed on page F-
11, could have on your liquidity. Also, please disclose the fact that Title IV programs represented 81% of cash receipts related to revenue in 2004, and the impact not participating in those programs could have on your liquidity.
      Contractual obligations, page 43
35. Disclose if interest payments on debt are included in your contractual obligations table.

Business, page 46

	Growth Strategy, page 50
36. We note your brief reference to your relationship with eCollege.com on page 52. Expand to discuss the nature of your relationship with eCollege.com and disclose the material terms of any agreements between you and eCollege.com.
      Faculty and Employees, page 56
37. Disclose the status of any negotiations to replace the collective bargaining agreements that expire this year. Consider including a risk factor to discuss labor relations and the possible effects of work stoppages, if material.

Competition, page 56
38. To the extent reasonably known, provide an estimate of the number
of competitors in the for-profit post-secondary education industry and quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.
39. Please expand your discussion to clarify the types of institutions you believe are your competitors. For example, you state that competition between career-oriented schools and traditional four-year colleges or universities is limited, but you state in a risk factor on page 17 that "our schools compete for students and faculty with traditional public and private two-year and four-year colleges and universities...."  Please revise to resolve these items.

Legal Proceedings, page 58
40. Describe the nature of the relief sought in the litigation brought by the "relators" pursuant to Item 103 of Regulation S-K.

Regulation of Federal Student Financial Aid Programs, page 63
41. Under "Compliance with Regulatory Standards and Effect of Regulatory Violations" on page 72, briefly describe how Southwestern and NADC failed to comply with the Department of Education requirements.

Management, page 74
42. For those executive officers who have been employed by you for less than five years, briefly explain the nature of the responsibilities undertaken in their prior positions. See Item
401(e) of Regulation S-K and revise the biographical sketches for Messrs. Shaw and Abrams accordingly.

Employment-Related Agreements, page 82

43. To the extent possible, provide more specific disclosure about the parameters that the board or compensation committee will evaluate in determining whether cash bonuses are to be paid. Are the bonuses based on revenue levels or earnings goals that can be expressed in qualitative terms?

Principal and Selling Stockholders, page 98

44. Revise to provide the beneficial ownership information as of the most recent date practicable in accordance with Item 403 of Regulation S-K.
45. Given your disclosure in footnotes 16-18 that Messrs. Michas, Burke and Hart may be deemed to beneficially own the shares held by
Back to School Acquisition, LLC, and Hart Capital, LLC, please revise the table to attribute beneficial ownership of those shares to them.

46. It appears that Stonington Partners, Inc. II is affiliated with
Stonington Corp., a registered broker-dealer. Please revise your table to disclose which of the selling stockholders are affiliates of broker-dealers. For each stockholder identified as an affiliate of a broker-dealer, disclose (1) whether or not the seller purchased in the ordinary course of business; and (2) whether or not, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation for each affiliate, tell us in your response letter.

Underwriting, page 110

47. Revise the underwriters` compensation table so that it complies with the requirements of Item 508(e) of Regulation S-K and its instructions. In this regard, the table should indicate the amount of the discounts and commissions to be paid by the selling shareholders separate from the company.

	Reserved Shares, page 111
48. We note that you plan to reserve shares for certain business associates, employees, and other persons. Please describe in your response letter the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used.
Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

	No Sales of Similar Securities, page 111

49. We note in the risk factor on page 20 that Merrill Lynch may release the securities from the restrictions contained in the lock-up agreement at any time. Revise to disclose what factors the underwriters will use in any determination to release the shares subject to the lock-up, and indicate any current intention to release those shares. Furthermore, disclose how many shares are subject to the lock-up.

Electronic Distributions, page 113
50. You state that "certain of the underwriters may be facilitating
Internet distribution for this offering to certain of its Internet subscription customers." Identify in your response letter any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

      Briefly describe any electronic distribution in the filing.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

      Other Relationships, page 113
51. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that the NASD has cleared the amount of compensation to be allowed or paid to the underwriters.






Notes to Consolidated Financial Statement for the Years ended
December 31, 2002, 2003 and 2004
Note 1. Summary of Significant Accounting Policies

	Property, Equipment and Facilities, page F-7
52. Disclose your accounting policy for impairment of long- lived assets.

	Goodwill and other intangible assets, page F-8
53. Tell us what your reporting units are and the method you used to determining the fair value of the reporting units in testing goodwill for impairment. Tell how you allocated goodwill amongst the reporting units.
54. In a separate footnote to your financial statements comply with the disclosure requirements in paragraphs 44 and 45 of SFAS No. 142,
Goodwill and Other Intangible Assets."

	Concentration of Credit Risk, page F-8
55. Please disclose here or in a separate footnote the specific factors you consider in determining your allowance for doubtful accounts. Please include your consideration of in-school students, out-of-school students, and accounts receivable aging schedules. Also tell us the factors behind the increased write-offs of receivables in 2004 as disclosed on your valuation schedule.

Note 3. Financial Aid and Regulatory Compliance
	Regulatory Compliance, page F-11
56. Tell us if the Department of Education has calculated your composite scores for 2003 and how they compare to your calculation for 2003.

Note 5.  Business Acquisitions, page F-12
57. Tell us the factors you considered in valuing other intangibles in your business acquisitions. Also tell us why you believe your acquired trade names have an indefinite life and should not be amortized.

Note 9. Stockholders` Equity, page F-17
58. Tell us if your method used for determining the fair value of your options is a market, income, or asset-based approach.

Also, revise your stockholders` equity footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:
* for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts); and
* whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

Further, since it appears that the fair value of your common stock
was determined 	by a related party, you should provide
enhanced
disclosures to investors because reliance has been placed on an internally generated valuation rather than by an independent third-party specialist. Accordingly, please revise Management`s Discussion and Analysis of Financial Condition and Results of Operations to include the following information:

* a discussion of the significant factors, assumptions, and methodologies used in determining the fair value of your common stock;
* a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and
* the valuation method you employed and the reason that management chose not to obtain a valuation from an unrelated valuation specialist.

Note 13. Segment Reporting, page F-25
59. It appears that you concluded that all of the campuses have similar economic characteristics and therefore you can aggregate them in one reportable segment under the guidance of paragraph 17 of
SFAS
131.  Demonstrate how you concluded that the destination schools have
similar economic characteristics than the rest of your campuses.
*	*	*	*

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Carroll, Staff Accountant, at (202)
551-
3362 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 551-3366 or me at (202) 551-3810 with any other questions.


							Sincerely,



							Michele M. Anderson
							Legal Branch Chief

cc:	via facsimile (212) 848-7179
      Rohan S. Weerasinghe, Esq.
	Shearman & Sterling LLP

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Mr. David F. Carney
Lincoln Educational Services Corporation
April 28, 2005
Page 1